UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              QS COMMUNICATIONS AG
                              --------------------
                                (Name of Issuer)

                 Common Stock, Euro 1.00 Nominal Value Per Share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                    74727G101
                                    ---------
                                 (CUSIP Number)

                             Edward D. Sopher, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                     ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 12, 2001
                       ----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 12 Pages

                                  SCHEDULE 13D
CUSIP No. 74727G101                                           Page 2 of 12 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  BAKER COMMUNICATIONS FUND, L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                               29,438,936
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                      1,276,119
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     29,438,936
    With
                            10            Shared Dispositive Power
                                                1,276,119

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  30,715,055

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13       Percent of Class Represented By Amount in Row (11)
                  29.25%

14       Type of Reporting Person (See Instructions)
                  PN

                                  SCHEDULE 13D
CUSIP No. 74727G101                                           Page 3 of 12 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  BAKER CAPITAL PARTNERS, LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                                   0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       30,715,055
    Each
Reporting                   9             Sole Dispositive Power
    Person
    With
                                                   0
                            10            Shared Dispositive Power
                                                 30,715,055

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  30,715,055

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13       Percent of Class Represented By Amount in Row (11)
                  29.25%

14       Type of Reporting Person (See Instructions)
                  OO; IA

                                  SCHEDULE 13D
CUSIP No. 74727G101                                           Page 4 of 12 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  BAKER QSC COINVESTORS, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [_]
                                                b.       [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
Number of                                       1,276,119
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       1,276,119
    With
                            10            Shared Dispositive Power
                                                 0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  1,276,119

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13       Percent of Class Represented By Amount in Row (11)
                  1.22%

14       Type of Reporting Person (See Instructions)
                  PN

                                  SCHEDULE 13D
CUSIP No. 74727G101                                           Page 5 of 12 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  BAKER QSC COINVESTORS, LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                c.       [_]
                                                d.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
Number of                                          0
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       1,276,119
    Each
Reporting                   9             Sole Dispositive Power
    Person                                         0
    With
                            10            Shared Dispositive Power
                                                 1,276,119

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  1,276,119

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13       Percent of Class Represented By Amount in Row (11)
                  1.22%

14       Type of Reporting Person (See Instructions)
                  OO

                                  SCHEDULE 13D
CUSIP No. 74727G101                                           Page 6 of 12 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  JOHN C. BAKER

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [_]
                                                     b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization
                  United States

                            7             Sole Voting Power
Number of                                           9,130
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     33,918,246
    Each
Reporting                   9             Sole Dispositive Power
    Person                                          9,130
    With
                            10            Shared Dispositive Power
                                               33,918,246

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  33,927,376

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13       Percent of Class Represented By Amount in Row (11)
                  32.31%

14       Type of Reporting Person (See Instructions)
                  IN; IA

                                  SCHEDULE 13D
CUSIP No. 74727G101                                           Page 7 of 12 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  ASHLEY LEEDS

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization
                  United States

                            7             Sole Voting Power
Number of                                      9,130
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     33,918,246
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     9,130
    With
                            10            Shared Dispositive Power
                                               33,918,246

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  33,927,376

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13       Percent of Class Represented By Amount in Row (11)
                  32.31%

14       Type of Reporting Person (See Instructions)
                  IN; IA

                                                              Page 8 of 12 Pages


          This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, Euro 1.00 nominal value per share (the "Shares"), of QS Communications AG (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D, dated April 27, 2000 (the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 1 is being filed by the Reporting Persons to report that the numbers of Shares of which certain of the Reporting Persons may be deemed the beneficial owners have decreased by more than one percent. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.             Identity and Background.

          This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i)   Baker QSC Coinvestors, L.P. ("Baker Coinvestors, L.P.");

               ii)  Baker QSC Coinvestors, LLC ("Baker Coinvestors, LLC");

               iii) Baker Capital Partners, LLC ("Baker Partners");

               iv)  Baker Communications Fund, L.P. ("Baker Fund");

               v)   Mr. John C. Baker ("Mr. Baker"); and

               vi)  Ms. Ashley Leeds ("Ms. Leeds").

          This Statement relates to the Shares held for the accounts of certain limited partnerships of which the general partner is managed by Mr. Baker and Ms. Leeds (the "Limited Partnerships"), Baker Coinvestors, L.P., Baker Fund, Mr. Baker and Ms. Leeds.

Item 5.             Interest in Securities of the Issuer.

                         (i)  Each  of  Baker   Coinvestors,   L.P.   and  Baker
Coinvestors, LLC may be deemed the beneficial owner of the 1,276,119 Shares held for the account of Baker Coinvestors, L.P. (approximately 1.22% of the total number of Shares outstanding).

                         (ii) Each of  Baker  Fund  and  Baker  Partners  may be
deemed the beneficial owner of 30,715,055 Shares (approximately 29.25% of the total number of Shares outstanding). This number consists of (1) 29,438,936 Shares held for the account of Baker Fund and (2) 1,276,119 Shares held for the account of Baker Coinvestors, L.P.

                         (iii)Mr.  Baker may be deemed the  beneficial  owner of
33,927,376 Shares (approximately 32.31% of the total number of Shares outstanding assuming the conversion of convertible bonds held for the account of Mr. Baker). This number consists of (1) 29,438,936 Shares held for the account of Baker Fund, (2) 9,130 Shares issuable upon conversion by Mr. Baker of convertible bonds currently held for his account, (3) 1,276,119 Shares held for

                                                              Page 9 of 12 Pages

the account of Baker Coinvestors, L.P. and (4) 3,203,191 Shares held for the accounts of the Limited Partnerships.

                         (iv) Ms.  Leeds may be deemed the  beneficial  owner of
33,927,376 Shares (approximately 32.31% of the total number of Shares). This number consists of (1) 29,438,936 Shares held for the account of Baker Fund, (2) 9,130 Shares currently held for her account, (3) 1,276,119 Shares held for the account of Baker Coinvestors, L.P. and (4) 3,203,191 Shares held for the accounts of the Limited Partnerships.

                    (b) (i) Mr. Baker may be deemed to have sole power to direct the voting and disposition of the 9,130 Shares issuable upon conversion by Mr. Baker of the convertible bonds currently held for his account.

                         (ii) Ms.  Leeds may be  deemed  to have  sole  power to
direct the voting and disposition of the 9,130 Shares currently held for her account.

                         (iii)Baker  Fund may be deemed  to have  sole  power to
direct the voting and disposition of the 29,438,936 Shares held by Baker Fund.

                         (iv) Each of Baker  Partners,  Mr.  Baker and Ms. Leeds
may be deemed to have shared power to direct the voting and disposition of the 29,438,936 Shares held by Baker Fund.

                         (v)  Baker Coinvestors, L.P. may be deemed to have sole
power to direct the voting and disposition of the 1,276,119 Shares held by Baker Coinvestors, L.P.

                         (vi) Each of Baker Coinvestors,  LLC, Baker Fund, Baker
Partners, Mr. Baker and Ms. Leeds may be deemed to have shared power to direct the voting and disposition of the 1,276,119 Shares held by Baker Coinvestors, L.P.

                         (vii)Each of Mr.  Baker and Ms.  Leeds may be deemed to
have shared power to direct the voting and disposition of the 3,203,191 Shares held by the Limited Partnerships.

                    (c) Except for the transactions described in Item 6 below, there have been no transactions effected with respect to the Shares since May 19, 2001 (60 days prior to the date hereof) by any of the Reporting Persons.

                    (d) (i) Mr. Baker has the right to participate in the receipt of dividends from or proceeds from the sale of securities of the Issuer issuable upon conversion by Mr. Baker of convertible bonds currently held for his account.

                         (ii) Ms.  Leeds  has the  right to  participate  in the
receipt of dividends from or proceeds from the sale of securities of the Issuer currently held for her account.

                         (iii)The  partners  of Baker  Fund  have  the  right to
participate in the receipt of dividends from or proceeds from the sale of securities of the Issuer, including the Shares, held for the account of Baker Fund in accordance with their partnership interests in Baker Fund.

                                                             Page 10 of 12 Pages

                         (iv) The partners of Baker  Coinvestors,  L.P. have the
right to participate in the receipt of dividends from or proceeds from the sale of securities of the Issuer, including the Shares, held for the account of Baker Coinvestors, L.P. in accordance with their partnership interests in Baker Coinvestors, L.P.

                         (v)  The partners of the Limited  Partnerships have the
right to participate in the receipt of dividends from or proceeds from the sale of securities of the Issuer, including the Shares, held for the account of the Limited Partnerships in accordance with their partnership interests in the Limited Partnerships.

                    (e) Each of Baker Coinvestors, L.P. and Baker Coinvestors, LLC ceased to be the beneficial owner of more than five percent of the Shares on July 12, 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                    On July 12, 2001, Baker Coinvestors, L.P. effected a pro rata distribution to its limited partners of the Shares held for its account
(the "Distribution"). As a result of the Distribution, Baker Fund, in its capacity as a limited partner of Baker Coinvestors, L.P., received 1,787,176 additional Shares. At the request of one of its limited partners and in lieu of the Shares such limited partner would have received in the Distribution, Baker Coinvestors, L.P. agreed to hold 1,276,119 Shares on behalf of such limited partner. Baker Coinvestors, L.P. also agreed to distribute these Shares to the limited partner, in whole but not in part, upon three business days' notice from such limited partner.

                    Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

                                                             Page 11 of 12 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 18, 2001

                  BAKER QSC COINVESTORS, L.P.

                  By:      Baker Communications Fund, L.P.
                           Attorney-in-Fact

                           By:      Baker Capital Partners, LLC
                                    Its General Partner


                                    By: /S/ JOHN C. BAKER
                                        -----------------
                                        John C. Baker
                                        Manager


                  BAKER QSC COINVESTORS, LLC


                  By:      Baker Communications Fund, LLC
                           Attorney-in-Fact

                           By:      Baker Capital Partners, LLC
                                    Its General Partner


                                    By: /S/ JOHN C. BAKER
                                        -----------------
                                        John C. Baker
                                        Manager


                  BAKER COMMUNICATIONS FUND, L.P.


                           By:      Baker Capital Partners, LLC
                                    Its General Partner


                                    By: /S/ JOHN C. BAKER
                                        -----------------
                                        John C. Baker
                                        Manager

                                                             Page 12 of 12 Pages


                  BAKER CAPITAL PARTNERS, LLC


                  By: /S/ JOHN C. BAKER
                      -----------------
                      John C. Baker
                      Manager


                  JOHN C. BAKER

                  /S/ JOHN C. BAKER
                  -----------------


                  ASHLEY LEEDS


                  /S/ ASHLEY LEEDS
                  ----------------